LIMITED



19 October, 2006

Occupational & Medical Innovations Limited
ABN 11 091 192 871
Unit 1/12 Booran Drive Slacks Creek Q 4127
PO Box 2150 Logan City DC Q 4114
Phone +61 7 3209 3099 Fax +61 7 3209 4765
Email info@omiltd.com Web www.omiltd.com

US Securities and Exchange Commission
Attn. Filing Desk
450 Fifth Street N.W.
Washington DC 20549
United States of America


SEC MAIL
PROCESSING
RECEIVED
OCT 2 5 2006
WASH, D.C.
160
SECTION

SUPPL

Dear Sir/Madam

Re: Items lodged with the Australian Stock Exchange

Please find enclosed the following documents that have recently been lodged with the Australian Stock Exchange.

ITEM	DATE LODGED	DESCRIPTION
1.	17.10.06	CHANGE IN DIRECTORS

Should you require any further information, please do not hesitate to contact me.

Yours faithfully,

PROCESSED
NOV 0 1 2006
THOMSON
FINANCIAL

Tina Shey
Administration

Rule 12g3 - 2b exemption
File No.: **82 - 5174**
Page No. 1 of 3 pages.



ASX

AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE

Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 17/10/2006

TIME: 13:32:53

TO: OCCUPATIONAL & MEDICAL INNOVATIONS LIMITED

FAX NO: 07-3209-4765

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Change in Directors


SEC MAIL
PROCESSING
RECEIVED
OCT 2 5 2006
WASH, D.C.
160
SECTION

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is 1900 999 279.

Occupational & Medical Innovations Limited

A.B.N. 11 091 192 871


omi
LIMITED

Unit 1, 12 Booran Drive
SLACKS CREEK QLD 4127

PO Box 2150
LOGAN CITY BC QLD 4114

Ph: 07 3451 7000 Fax: 07 3209 4765

17 October 2006

The Announcements Officer
Australian Stock Exchange Limited
Sydney NSW

CONTINUOUS DISCLOSURE

Change in Directors

Dear Sir,

The Company announces Alistair Cray has today resigned as a Director. The Board thanks Mr Cray for his valuable contribution to the Company during his term of office.

The Board is pleased to announce that it has appointed Mr Terry Skene FAICD to the Board with immediate effect. Mr Skene has had a successful business career over the last 25 years and is currently Managing Director of Kingston Park Raceway. His service to the community in and around Logan has included terms as President of Logan Chamber of Commerce and other community organisations.

Yours faithfully

Ian Fraser
Chairman

